THE HACKETT GROUP, INC.

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

May 6, 2022

Via Email and EDGAR

Mr. Rufus Decker

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hackett Group, Inc.

Form 10-K for the fiscal year ended December 31, 2021 filed March 4, 2022

Item 2.02 Form 8-K filed February 22, 2022

File No. 333-48123

Dear Mr. Decker and Ms. Cvrkel,

On behalf of The Hackett Group, Inc. (the “Company”), set forth below is the Company’s response to your comment letter dated April 22, 2022, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2022 (the “Form 10-K”) and the Company’s Item 2.02 Form 8-K filed with the SEC on February 22, 2022.

The responses are keyed to correspond to the numbered paragraphs in your comment letter, which have been retyped herein in bold for ease of reference.

Item 2.02 Form 8-K filed February 22, 2022

Exhibit 99.1, page 1

1.

You present and discuss numerous “pro forma” measures in your Item 2.02 Forms 8-K and earnings calls. These measures do not appear to be pro forma measures, as contemplated in Article 11 of Regulation S-X. Please retitle these measures to better reflect what they actually represent and do not refer to them as being “pro forma” measures. Also, reconcile the retitled pro forma net income to GAAP net income, rather than GAAP income before taxes.

Present the non-GAAP adjustment for the income tax impact directly attributable to your other non-GAAP adjustments as a separate adjustment from any from any other non-GAAP tax adjustments. Clearly disclose in greater detail how each income tax adjustment was computed. In addition, tell us why you believe it is appropriate to use a normalized long-term projected cash tax rate for purposes of computing your non-GAAP income tax expense, rather than using your actual GAAP income tax expense with only an adjustment for the income tax impact directly attributable to your other non-GAAP adjustments. Refer to Item 10(e) (1)(B) of Regulation S-K and Questions 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response

We respectfully acknowledge the Staff’s comment above. In future filings, we will retitle non-GAAP measures from “pro forma” to “adjusted” and will provide a schedule that reconciles GAAP net income to non-GAAP adjusted net income. In that schedule, we will also reflect the tax impact of the non-GAAP adjustments separately from other non-GAAP tax adjustments with appropriate disclosures and clearly disclose in greater detail how each income tax adjustment was computed.

In response to the Staff’s comment regarding our use of a normalized long-term tax rate, the Company advises the Staff that its long-term cash tax rate estimates the Company’s cash tax rate over a longer period than one or two fiscal years. In addition, the long-term cash tax rate excludes the impact of transactions that the Company does not believe are representative of its operating results. The long-term cash tax rate also takes into consideration a significant amount of amortization of goodwill expense that is not reflected in our GAAP tax provision and includes longer term trends in the geographic mix of taxable income.

The Company believes that its 25% normalized income tax rate is a reasonable estimate of the long-term effective cash tax rate under the Company’s global structure based on the statutory tax rates in the jurisdictions in which it operates. The Company notes that its annual GAAP tax provision can fluctuate as a result of changes in geographical mix of taxable income, the adoption of new accounting principles, and the impact of acquisitions. To illustrate the point, its GAAP effective tax rate over the last four fiscal years ending in 2021 was 10.4%, 33.7%, 25.0%, and 16.9%. In addition, the Company monitors this non-GAAP cash tax rate based on events or trends that could materially impact this rate, including tax legislation changes and changes in the geographic mix of taxable income.

The non-GAAP adjusted net income measure including a normalized tax rate is important to management because it allows management to compare operating performance across fiscal periods and assess the long-term earnings trends of the Company, exclusive of the items mentioned above. Management also believes it is important to investors, as this allows investors to understand and evaluate the Company’s results and prospects in the same manner as management, and in comparing financial results across fiscal periods.

Accordingly, the Company believes that presenting its results using this normalized cash tax rate is an appropriate supplement to its GAAP results. In future filings, the Company will ensure that its disclosure clearly describes the basis for the adjustment and discloses how the adjustment is calculated.

2.

Please include quantitative reconciliations of the differences between your forward looking non-GAAP measures, such as pro forma diluted earnings per share, and the comparable GAAP measures. If the GAAP measure is not accessible on a forward-looking basis, disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, identify the specific information that is unavailable and disclose its probable significance. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Section II.B.2 of SEC release No. 33-8176.

Response

We respectfully acknowledge the Staff’s comment above. In future filings, we will provide the following disclosure when reconciling information is not available without unreasonable effort:

“The Company believes that the presentation of non-GAAP financial information on a forward-looking basis, including the guidance contained in this release, provides important supplemental information to management and investors regarding its anticipated financial and business trends relating to the Company’s results of operations. The Company is unable to provide a reconciliation of GAAP measures to corresponding forward-looking non-GAAP measures without unreasonable effort due to the high variability and low visibility of most of the items that have been excluded from these non-GAAP measures. For example, share-based compensation expense is impacted by the Company’s future hiring needs, the type and volume of equity awards necessary for such future hiring, and the price at which the Company’s stock will trade in those future periods. In addition, the provision or benefit for income taxes is impacted by non-recurring income tax adjustments, valuation allowance on deferred tax assets, and the income tax effect of non-GAAP exclusions. The effects of these reconciling items may be significant, as the items that are being excluded are difficult to predict.”

Form 10-K for the fiscal year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 23

3.

Please remove all presentations and discussions of statement of operations line items as a percentage of revenue before reimbursements or use total revenues in the denominator instead. Also, revenue before reimbursements should not be discussed in isolation, like you did here in the Overview section, in the headline results of your Item 2.02 Form 8-K filed February 22, 2022 and throughout your filings and earnings calls. Total revenues and reimbursement revenues should be presented or discussed, whenever revenue before reimbursements is presented or discussed. In addition, revenue before reimbursements should not be referred to as net revenue. Furthermore, all breakouts of revenue throughout your filings, such as, but not limited to, on page 24 and in Notes 1, 15 and 16 of your financial statements, should be done using total revenue and not revenue before reimbursements. Please make the appropriate revisions.

Response

We respectfully acknowledge the Staff’s comment above. In future filings, we will eliminate the percentages and discussions of statements of operations line items as a percentage of revenue before reimbursements in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) unless we also provide percentages and discussions as a percentage of total revenue. In addition, we will discuss total revenue when we discuss revenue for reimbursements in our MD&A, and we will reflect total revenues in the breakout of revenues in the footnotes to our financial statements with appropriate disclosures. Further, we will not refer to revenues before reimbursements as net revenues in our SEC filings or earnings releases.

However, we believe that it is important that we be able to discuss revenue before reimbursements separately from total revenues in our earnings releases and our earnings calls. Reimbursable expenses are primarily project travel related expenses passed through to our clients and have no associated impact to our operating margins or profitability.

Revenue before reimbursements is directly from the Company’s consolidated statement of operations. The Company believes that other professional service firms companies use and discuss similarly titled GAAP income statement line items, and that such terms are commonly understood by investors. Since reimbursable expenses are pass-through costs, investors do not view the level of reimbursable expenses of the Company to be material or indicative of its operating performance. As a result, management believes that it is important to be able to retain the flexibility to discuss revenue before reimbursements without always referring to total revenue, particularly when discussing or answering questions about the Company’s operating results on its earnings calls. For example, reimbursable expenses, which as noted above consist primarily of project-based travel, were significantly reduced in fiscal years 2020 and 2021 due to the Company’s transition to a remote service delivery model resulting from the COVID-19 pandemic. This reduction in reimbursable expenses resulted in a decrease in our total revenue for those fiscal periods which was not indicative of the Company’s underlying operating results, particularly when compared to pre-COVID fiscal periods. The Company respectfully submits that it is necessary to discuss revenue before reimbursements in order discuss revenue trends that impact profitability and explain to investors the Company’s results of operations on a comparative basis to allow them to evaluate the Company’s prospects. While the Company does not believe that it is misleading to reference or discuss revenue before reimbursements without an accompanying reference to or discussion of total revenues, the Company will nonetheless ensure that it presents total revenue in the body of each earnings release in addition to the consolidated statement of operations presentation in the accompanying tables.

4.

The various compensation line items below the personnel costs line item appear to be personnel costs too. The line items between selling, general and administrative costs and total selling, general and administrative expenses appear to be selling, general and administrative costs too. Please retitle the personnel costs and selling, general and administrative costs line items to better reflect what they actually represent and explain why the amounts here differ from the similarly-titled line items in your statements of operations.

Also, tell us why these amounts are not non-GAAP measures or move your presentation of these measures to a non-GAAP section and provide the disclosures required by Item 10(e) of Regulation S-K, when these amounts are presented in your filings, including your Item 2.02 Forms 8-K.

Response

We respectfully acknowledge the Staff’s comment above. In future filings, we will instead utilize the same format as our consolidated statements of operations contained in our financial statements in both MD&A and in our earnings releases filed on Form 8-K.

Financial Statements

Note 1, Basis of Presentation and General Information

Segment Reporting, page 42

5.

Please tell us and disclose the factors used in determining you have one reportable segment, including whether operating segments have been aggregated. Refer to ASC 280-10-50-21. If you are aggregating operating segments to arrive at your reportable segment, please also tell us in detail the analysis you performed in determining the criteria in ASC 280-10-50-11 were met. If you are not aggregating operating segments, please explain in detail how the lower-level operating results (e.g., net revenues and gross margins) discussed on your earnings calls for the S&BT, EEA and International groups are not indicative of you operating segments being at a lower level than your reportable segment.

Response

Discussion of Operating Segments pursuant to ASC Topic 280-10-50 “Segment Reporting”.

For go-to-market and resource management purposes, the Company’s consultants are grouped into various competency groups referred to as practices. Revenues and operating expenses for each practice have similar characteristics and are subject to the same factors, pressures and challenges. Currently, we have 16 of these practices.

Consulting professionals, including the project managers and associates, are cross-functional and can be involved in multiple projects relating to several practices simultaneously. For example, a project can be staffed by a Business Transformation resource, an Oracle configuration resource, and an Analytics expert. These cross-functional practices work collaboratively to assist clients in achieving one goal, which is to significantly improve how they execute business processes and related activities while always considering the leverage of information technologies. Most importantly, revenue follows the consultant to their practice or geography, irrespective of the project they are working on or the overall project objectives, which may involve members from multiple practices.

Oftentimes, one project will be the catalyst for additional projects and/or change orders with a client. For example, benchmarking projects produce data and analysis that can then be used for an advisory or performance improvement project.

For purposes of external reporting only, the Company groups practices into service groupings to describe its performance and demand efficiently and succinctly for the Company’s various practices and competencies. In the Company’s 2021 Form 10-K, management grouped the practices into three service groups (S&BT, EEA, and International), which comprise two broader process and technology service offerings, and one geographical breakout, however these groupings have changed various times over the years.

For example, in 2004, the Company used Business Applications, Business Intelligence, Business Transformation and The Hackett Group as its service groupings to describe its performance for financial reporting purposes. In 2005, the Company decided to move its Business Transformation group under The Hackett Group brand, and away from its technology-centric competencies. As a result of this change, the Company’s service groups consisted of Benchmarking and Membership Advisory Programs, Business Transformation, Business Applications and Business Intelligence. In 2007, new product launches led to grouping of the practices into the following service groups: Benchmarking and Business Transformation, Executive Advisory Programs, and Hackett Technology Solutions. More recently, in 2018, the Company used The Hackett Group and SAP Solutions as its service groupings to describe its performance. In 2019, the Company decided to consolidate all its Oracle and SAP technology-centric competencies into one grouping called EEA as well as break out the international portions of the business, which primarily consist of service offerings in Europe. The Company expects these service groups presented for external purposes to continue to change as the business evolves.

As defined in ASC 280-10-50-8, the Company does not have segment managers for these service groupings. The practice leaders of the individual practices, or combination of practices, report directly to the COO of the Company, and do not maintain regular contact with the Company’s chief operating decision maker (“CODM”). As described below, the Company’s management and its CODM do not use these external service groupings in making operating decisions, such as allocating capital and resources, and all the key operating decisions are made at a practice level.

Pursuant to ASC 280-10-50-1, the Company’s CODM is its CEO, Mr. Ted A. Fernandez. He is responsible for determining the services the Company offers to its clients, where to invest resources based on customer demand, evaluating performance, the allocation of capital and the targeting of strategic acquisitions.

Prior to closing the Company’s books on a quarterly basis, the CEO receives a one-page report (“Quarterly Report”) which includes summarized results for the practices for the prior two months, and preliminary results for the current month. This report contains consolidated revenue before reimbursements, cost of sales, direct SGA (no overhead and other allocation or corporate functional support costs), and total contribution by practice, but does not contain any detail behind these amounts. This report also contains the total organization’s corporate SGA by functional department (HR, IT, Legal, Office Administration, Executive and Finance). With the exception of the Quarterly Report, no financial information is provided on a more frequent basis to the CEO.

Additionally, the Quarterly Report contains a comparison to the Company’s latest forecast at a practice level. This comparison is utilized to identify significant variances from expectations, review the drivers of these variances, and address any corrective actions required.

The Company’s forecasts are prepared at the practice level and are summarized at the same level of detail that the actual results are given to the CODM and the Board on a quarterly basis in the Quarterly Report. However, forecasts are only prepared for the current quarter due to the short-term nature of the business and the fluid cyclical nature and demand for our services. As a result, long-term budgets greater than one year are not meaningful and are not prepared. As such, the CEO and executive management team closely monitor market trends and changing economic conditions. Executive compensation is not determined on any basis other than for the Company’s consolidated performance as a whole and is based on adjusted diluted EPS.

The Board of Directors reviews the consolidated income statements, balance sheets, cash flow information, and other statistical data that is included in our quarterly earnings releases and periodic reports filed with the SEC. In addition, the Board of Directors receives a one-page report that summarizes annual results at a practice level for the fiscal year, with a comparison to the Annual Plan. The Annual Plan is prepared at a practice level and is used for incentive compensation targeting purposes. Management’s executive compensation target is at a consolidated level and is based on adjusted diluted EPS.

In conclusion, although we describe the Company’s overall performance for external reporting purposes only pursuant to our current service groupings in accordance with ASC 280-10-50, we believe they constitute one reportable segment. Additionally, the Company is not aggregating pursuant to ASC 280-10-50-11, as we do not believe we have multiple segments. The Company notes that some of its larger competitors appear to have the scale to manage their business on an industry-based focus and therefore segment their business along industry verticals. However, the Company does not have the scale and does not operate, capture, or report information along industry segments. As a result, the Company believes it engages in business activities within one operating segment, which provides business and technology consulting services.

Note 15, Geographic and Service Group Information, page 52

6.	Please disclose the amounts of your total revenues and long-lived assets attributed to the United States. Refer to ASC 280-10-50-41.

Response

We respectfully acknowledge the Staff’s comment above. In future filings, we will disclose the amounts of total revenues and long-lived assets attributed to the United States.

* * *

We acknowledge that the Company and its management are responsible for the adequacy and accuracy of their disclosures. We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please direct such questions to the undersigned at (786) 497-7820 or rramirez@thehackettgroup.com.

Sincerely,

/s/ Robert A. Ramirez
Robert A. Ramirez
Executive Vice President, Finance and Chief Financial Officer